                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment     )*

                            RE CAPITAL CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  754904 10 0
                                (CUSIP Number)

                            Mark R. Sarlitto, Esq.
                      Vice President and General Counsel
                   Zurich Reinsurance Centre Holdings, Inc.
      One Chase Manhattan Plaza - 43rd Floor, New York, New York  10005
                                 (212) 898-5000
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)

                               January 11, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendments subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of the this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Exhibit Index Appears on Page 15
                              Page 1 of 61 Pages

SCHEDULE 13D

CUSIP No. 754904 10 0  Page 2 of 61 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Zurich Reinsurance Centre Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  /  /
                                                        (b)  /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          /  /

6.   CITIZENS OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF         7.   SOLE VOTING POWER          0
   SHARES
BENEFICIALLY        8.   SHARED VOTING POWER         3,087,598
  OWNED BY                (the Reporting Person disclaims beneficial
    EACH                   ownership of these shares)
  REPORTING
   PERSON           9.   SOLE DISPOSITIVE POWER      0
    WITH
                    10.  SHARED DISPOSITIVE POWER    0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,087,598 (the Reporting Person disclaims beneficial ownership of these shares)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         /  /
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.8%

14.  TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Re Capital Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Two Stamford Plaza, P.O. Box 10148, Stamford, Connecticut 06904.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Zurich Reinsurance Centre Holdings, Inc., a Delaware corporation ("ZRC Holdings"). ZRC Holdings owns all of the issued and outstanding shares of common stock of Zurich Reinsurance Centre, Inc., a Connecticut insurance company which is engaged in the business of property and casualty reinsurance underwriting. The principal place of business and principal office of ZRC Holdings is located at One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005.

          Zurich Centre Investments Limited, a corporation organized under the laws of Bermuda ("Zurich Centre"), owns approximately 58% of the outstanding common stock of ZRC Holdings. Zurich Centre is a holding company that does not conduct any business of its own. Zurich Centre's principal place of business and principal office is located at Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda.

          Zurich Insurance Company ("Zurich Insurance"), a Swiss insurance and reinsurance holding company engaged in insurance and reinsurance operations, owns approximately 65% of the outstanding common stock of Zurich Centre. Zurich International (Bermuda) Ltd. ("Zurich International"), a Bermuda insurance and reinsurance holding company engaged in insurance and reinsurance operations, owns approximately 35% of the outstanding common stock of Zurich Centre. Zurich Insurance's principal place of business and principal office is located at 2 Mythenquai, CH-8002 Zurich, Switzerland. Zurich International's principal place of business and principal office is located at Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton, HM HX, Bermuda.

          Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) ZRC Holdings, (ii) Zurich Centre, (iii) Zurich Insurance and (iv) Zurich International.

          During the last five years, none of (i) ZRC Holdings, (ii) Zurich Centre, (iii) Zurich Insurance, (iv) Zurich

International and, (v) to the best knowledge of ZRC Holdings, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, ZRC Holdings has entered into an Option and Voting Agreement, dated January 11, 1995 (the "Option and Voting Agreement"), with John Deere Insurance Group, Inc. ("John Deere"), to induce ZRC Holdings and ZRC Merger-Sub Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of ZRC Holdings, to enter into an Agreement and Plan and Merger, dated January 11, 1995 (the "Merger Agreement"), with the Issuer (see Item 4 hereof). The descriptions of the Merger Agreement and the Option and Voting Agreement contained herein are qualified in their entirety by reference to the Merger Agreement and the Option and Voting Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively. It is currently anticipated that, subject to the receipt of applicable state insurance regulatory approval, the consideration required to purchase the shares of Common Stock pursuant to the Option and Voting Agreement and the Merger Agreement will be provided from internally available funds.

Item 4.   Purpose of Transaction.

          On January 11, 1995, ZRC Holdings, Merger Sub and the Issuer entered into the Merger Agreement, which provides that, on the effective date (the "Effective Date") of the merger (the "Merger"), each share of Common Stock outstanding immediately prior to the Effective Date will, without any action on the part of the holder thereof, be converted into the right to receive $18.50 in cash, without interest. ZRC Holdings will assume all obligations under the Issuer's existing 5-1/2% Convertible Debentures due August 1, 2000 (approximately $69 million outstanding aggregate principal amount) that are not converted into Common Stock prior to the closing of the Merger. The closing of the Merger is subject to approval by the Issuer's stockholders, certain state insurance regulatory approvals, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary conditions and approvals.

          As more fully described in the Merger Agreement, upon the occurrence of certain specified events, including the occurrence of a Third Party Business Combination (as defined in the Merger Agreement), the Issuer will pay ZRC Holdings a fee of $4,500,000 plus an amount equal to the costs and expenses incurred by ZRC Holdings in connection with the Merger Agreement, not exceeding $1,000,000.

          Concurrently with the execution and delivery of the Merger Agreement, ZRC Holdings entered into the Option and Voting Agreement, pursuant to which John Deere has (i) granted ZRC Holdings an option (the "Option") to acquire under the circumstances set forth below and described in the Option and Voting Agreement, at $18.50 per share, its 3,087,598 shares of Common Stock and all future shares of Common Stock that John Deere may acquire (the "Option Shares") and (ii) agreed to vote the Option Shares in favor of the Merger Agreement and any other related transactions or matters presented in connection with the Merger and against any other proposal which provides for any merger, sale of assets or other Third Party Business Combination, between the Issuer (or any subsidiary of the Issuer) and any person or entity, or which is otherwise inconsistent with the Merger or the Merger Agreement.

          During the term of the Option and Voting Agreement (which term generally will expire on the earlier of the Effective Date and termination of the Merger Agreement), ZRC Holdings may exercise the Option, in whole, but not in part, if a (i) Third Party Business Combination occurs with respect to the Issuer or (ii) the Merger Agreement is terminated and ZRC Holdings is entitled to the payment of expenses and a fee pursuant to the terms of the Merger Agreement. During the term of the Option and Voting Agreement, John Deere may not sell, transfer or otherwise dispose of the Option Shares.

          Pursuant to the Option and Voting Agreement, if, after purchasing the Option Shares pursuant to the Option under the circumstances described in the Option and Voting Agreement, ZRC Holdings or any of its affiliates receives any cash or non-cash consideration in respect of the Option Shares in connection with a Third Party Business Combination during the period through the first anniversary of the closing of the Option, ZRC Holdings is required to pay over to John Deere the excess, if any, of such consideration over the purchase price paid for the Option Shares by ZRC Holdings less the amount of any federal, state, local or other tax paid or payable as a result of, or otherwise attributable to, the sale or other disposition of the Option Shares by ZRC Holdings.

          If the Merger is consummated as planned, the board of directors of the Issuer will consist of the directors of Merger Sub immediately prior to the Effective Date. At the Effective Date, the Certificate of Incorporation and By-Laws of Merger Sub will be the Certificate of Incorporation and By-Laws of the Issuer. Subsequent to the Merger, the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated, the Common Stock will no longer be listed on the Nasdaq National Market and the Issuer will cease filing reports with the Securities and Exchange Commission.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b) ZRC Holdings may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Exchange Act) the Option Shares. Pursuant to information provided by the Issuer, there were 7,049,890 shares of outstanding Common Stock as of January 11, 1995. Based on such number, the Option Shares that ZRC Holdings may be deemed to own beneficially (as that term is defined in Rule 13d-3) represent approximately 43.8% of the outstanding Common Stock. As of the date hereof, ZRC Holdings does not have sole or shared power to vote or to direct the vote of or to dispose or to direct the disposition of the Option Shares of which ZRC Holdings may be deemed to own beneficially (as that term is defined in Rule 13d-3). As more fully described in Items 3 and 4 hereof, John Deere has agreed, pursuant to the Option and Voting Agreement, (i) to vote the Option Shares in favor of the Merger Agreement and any other related transactions or matters presented in connection with the Merger and against any other proposal which provides for any merger, sale of assets or other Third Party Business Combination, between the Issuer (or any subsidiary of the Issuer) and any person or entity, or which is otherwise inconsistent with the Merger or the Merger Agreement and
(ii) not to sell, transfer or otherwise dispose of the Option Shares. ZRC Holdings disclaims beneficial ownership of the Option Shares for all purposes.

          Except as described herein, none of (i) ZRC Holdings, (ii) Zurich Centre, (iii) Zurich Insurance, (iv) Zurich International and, (v) to the best knowledge of ZRC Holdings, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

      (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) ZRC Holdings, (ii) Zurich Centre, (iii) Zurich Insurance, (iv) Zurich International or, (v) to the best knowledge of ZRC Holdings, by any of the persons listed on Schedule 1 hereto, during the past 60 days.

     (d) As of the date hereof (and at all times prior to the exercise, if any, of the Option under the circumstances described in the Option and Voting Agreement), John Deere has the right to receive dividends from, and the proceeds from the sale of, the Option Shares (including receipt of consideration in connection with the Merger). Additionally, as described in
Item 4 hereof, under the circumstances described in the Option and Voting Agreement, John Deere has the right to share certain proceeds received by ZRC Holdings or any of its affiliates in respect of the Option Shares within one year of exercise of the Option.

     (e)  Not applicable.

Item 6.   Contracts, Understandings or Relationships with
          Respect to Securities of the Issuer.

          ZRC Holdings entered into (i) the Merger Agreement with the Issuer and Merger Sub and (ii) the Option and Voting Agreement with John Deere, which are described in Items 3, 4 and 5 hereof.

          Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 - Agreement and Plan of Merger, dated January 11, 1995, among
                 Re Capital Corporation, Zurich Reinsurance Centre Holdings, Inc. and ZRC Merger Sub-Corp.

     Exhibit 2 - Option and Voting Agreement, dated January 11, 1995, between
                 Zurich Reinsurance Centre Holdings, Inc. and John Deere Insurance Group, Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 1995




                              ZURICH REINSURANCE CENTRE HOLDINGS,
                                INC.



                              By:   /s/ Mark R. Sarlitto
                                 Name:  Mark R. Sarlitto
                                 Title: Vice President and
                                        General Counsel

                                  SCHEDULE 1

          Set forth below are the name and position of each of the executive officers and directors of (i) ZRC Holdings, (ii) Zurich Centre, (iii) Zurich Insurance and (iv) Zurich International. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with ZRC Holdings, Zurich Centre, Zurich Insurance and/or Zurich International, as the case may be. Unless otherwise indicated, each person listed below is a United States citizen.

          The business address of each person at ZRC Holdings is One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005. The business address of each person at Zurich Centre and Zurich International is Cumberland House, One Victoria Street, P.O. Box HM 1788, Hamilton HM HX, Bermuda. The business address of each person at Zurich Insurance is 2 Mythenquai, CH-8002 Zurich, Switzerland.


                      Executive Officers of ZRC Holdings

Name                                   Position
- ----                                   --------

Steven M. Gluckstern                   Chairman, President and Chief
                                       Executive Officer

Richard E. Smith                       Executive Vice President and
                                       Chief Operating Officer

Isaac Mashitz                          Senior Vice President and Chief
                                       Actuary

Mark D. Mosca                          Senior Vice President and Chief
                                       Underwriting Officer

Peter R. Porrino                       Senior Vice President and Chief
                                       Financial Officer

John D. Shuck                          Senior Vice President and Chief
                                       Administrative Officer

Mark R. Sarlitto                       Vice President and General
                                       Counsel

                           Directors of ZRC Holdings

                                Principal Occupation
Name                            (if other than as indicated above)
- ----                            ----------------------------------

Laurence W. Cheng               President and Chief Executive
 (Canadian)                     Officer of Zurich International;
                                Executive Vice President and
                                Chief Financial Officer of Zurich
                                Centre

Judith Richards Hope            Senior Partner in the law firm
                                Paul, Hastings, Janofsky &
                                Walker

Michael D. Palm                 President and Chief Executive
                                Officer, Centre Reinsurance
                                Holdings Limited; Executive Vice
                                President of Zurich Centre

George G.C. Parker              Associate Dean for Academic
                                Affairs, Director of the M.B.A.
                                Program and Professor of
                                Management, Stanford University

William H. Bolinder             Member of Corporate Executive Board of Zurich
                                Insurance

John J. Byrne                   Chairman and Chief Executive Officer of Fund
                                American Enterprise Holdings, Inc.

Phillip Caldwell                Director and Senior Managing
                                Director of Lehman Brothers Inc.

Robert T. Marto                 President and Chief Executive
                                Officer of White River

Rolf F. Huppi                   President and Chief Executive
 (Swiss)                        Officer of Zurich Insurance

Steven M. Gluckstern

Detlef Steiner                  Member of Corporate Executive
 (German)                       Board of Zurich Insurance

Richard E. Smith

                      Executive Officers of Zurich Centre

Name                            Position
- ----                            --------

Steven M. Gluckstern            President and Chief Executive
                                Officer

Michael D. Palm                 Executive Vice President

Laurence W. Cheng               Executive Vice President and
 (Canadian)                     Chief Financial Officer

Steven D. Germain               Secretary


                       Directors of Zurich Centre

                                Principal Occupation
Name                            (if other than as indicated above)
- ----                            ----------------------------------

Steven M. Gluckstern            President and Chief Executive
                                Officer, ZRC Holdings, Chairman,
                                Centre Reinsurance Holdings
                                Limited

Michael D. Palm                 President and Chief Executive
                                Officer, Centre Reinsurance
                                Holdings Limited

Laurence W. Cheng               President and Chief Executive
 (Canadian)                     Officer of Zurich International;
                                Executive Vice President and
                                Chief Financial Officer of Zurich
                                Centre

Rolf F. Huppi                   President and Chief Executive
 (Swiss)                        Officer of Zurich Insurance

Dr. Kaspar Hotz                 Corporate Secretary and General
 (Swiss)                        Counsel of Zurich Insurance

Detlef Steiner                  Member of  Corporate Executive
 (German)                       Board of Zurich Insurance

                    Executive Officers of Zurich Insurance

Name                            Position
- ----                            --------

Rolf F. Huppi                   President and Chief Executive
 (Swiss)                        Officer

Rolf Hanggi                     Deputy Chief Executive Officer;
 (Swiss)                        Member of Corporate Executive Board

Detlef Steiner                  Member of Corporate Executive
 (German)                       Board

Dr. Kaspar Hotz                 Corporate Secretary and General
                                Counsel

William H. Bolinder             Member of Corporate Executive Board


                       Directors of Zurich Insurance

                                    Principal Occupation
Name                                (if other than as indicated above)
- ----                                ----------------------------------

Fritz Gerber                    Chairman of the Board
 (Swiss)

Henry C.M. Bodmer               Deputy Chairman of the Board
 (Swiss)

Peter Bockli
  (Swiss)

Kaspar V. Cassani
  (Swiss)

Markus Kundig
  (Swiss)

Yves Oltramare
  (Swiss)

Vreni Spoerry-Toneatti
  (Swiss)

Helmut Maucher
  (German)

David de Pury
  (Swiss)

Karl Olto Pohl
  (German)

Lodewijk van Wachem             Chairman of the Supervisory
  (Dutch)                       Board, Royal Dutch Petroleum
                                Company

Rolf F. Huppi                   President and Chief Executive
 (Swiss)                        Officer of Zurich Insurance

Rolf Hanggi                     Deputy Chief Executive Officer
 (Swiss)                        and Member of Corporate Executive
                                Board of Zurich Insurance


                  Executive Officers of Zurich International

Name                            Position
- ----                            --------

Laurence W. Cheng               President and Chief Executive
 (Canadian)                     Officer

Rolf F. Huppi                   Chairman
 (Swiss)

Detlef Steiner                  Vice Chairman
 (German)

Michael R. Deevy                Vice President and Comptroller
 (Bermudian)

Nicholas B. Dill, Jr.           Vice President and Secretary
 (Bermudian)

Nigel J. Pooley                 Vice President
 (Bermudian)

                       Directors of Zurich International

                                Principal Occupation
Name                            (if other than as indicated above)
- ----                            ----------------------------------

Rolf F. Huppi                   President and Chief Executive
 (Swiss)                        Officer of Zurich Insurance

Detlef Steiner                  Member of Corporate Executive
 (German)                       Board of Zurich Insurance

Fritz Gerber                    Chairman of the Board of Zurich
 (Swiss)                        Insurance

Rolf Hanggi                     Deputy Chief Executive Officer
 (Swiss)                        and Member of Corporate Executive
                                Board of Zurich Insurance

Laurence W. Cheng               President and Chief Executive
 (Canadian)                     Officer of Zurich International;
                                Executive Vice President and
                                Chief Financial Officer of
                                Zurich Centre

Hon. Charles T.M. Collis        Senior Partner of Conyers, Dill &
 (Bermudian)                    Pearman

Nicholas B. Dill, Jr.           Senior Partner of Conyers, Dill
 (Bermudian)                    & Pearman

William D. Thomson              Executive Vice President of The
 (Bermudian)                    Bank of Bermuda Limited

                                 EXHIBIT INDEX


                                                     Sequentially
                                                       Numbered
                                                         Page


Exhibit 1 -   Agreement and Plan of Merger,                16
              dated January 11, 1995, among
              Re Capital Corporation, Zurich
              Reinsurance Centre Holdings,
              Inc. and ZRC Merger Sub-Corp.


Exhibit 2 -   Option and Voting Agreement,                 24
              dated January 11, 1995, between
              Zurich Reinsurance Centre Holdings,
              Inc. and John Deere Insurance Group,
              Inc.